UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")

Notification of PDMR Interests

Long-Term Incentive Plan ("LTIP") - 2020 Vesting

On 11 September 2017, the Company made a grant of performance-related restricted shares to the Chief Executive under the shareholder approved LTIP which vested on 1 May 2020. Under the terms of the LTIP, the shares released on 1 May 2020 are based on Pearson's performance over the three-year period from 2017 to 2019 and continued employment throughout the period to the vesting date. Further, the Chief Executive is required to retain the shares released (after any sales to discharge tax liabilities) for a two-year holding period following vesting.

The following table sets out the number of shares released to Persons Discharging Managerial Responsibility (PDMR) on 1 May 2020 and notified to the Company on 4 May 2020. The LTIP rules require that sufficient shares are sold to discharge the tax liability arising on the shares released.  The shares set out in the fourth column below were sold on 1 May 2020 at the price shown in the fifth column below and with the number set out in the sixth column below being retained by the PDMR.

Name of Director / PDMR	Title	Shares Released	Shares sold to discharge tax liabilities	Sale price per share (£)	Shares Retained
John Fallon	Chief Executive	93,533	44,116	4.5356	49,417

The following notification, made in accordance with the requirements of the EU Market Abuse Regulation, gives further detail.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John Fallon
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Allotment of Ordinary shares following release of Long-Term Incentive Plan award and Sale of shares to cover tax liabilities arising from vesting of Long-Term Incentive Plan award
c)	Price(s) and volume(s)	Allotment of Ordinary Shares following release of Long-Term incentive Plan award	Sale of shares to cover tax liabilities
		Volume: 93,533 Price : n/a	Volume: 44,116 Price: £4.5356 per share Aggregated price: £200,092.53
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: see 4 (c) above
e)	Date of the transaction	1 May 2020
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 05 May 2020
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary